Mail Stop 3561

August 22, 2007

Mr. Theodore S. Green
Chairman and Co-Chief Executive Officer
TM Entertainment and Media, Inc.
307 E. 87th Street
New York, New York 10128

> **Re: TM Entertainment and Media, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 27, 2007**
> **File No. 333-143856**

Dear Mr. Green:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment five of our letter dated July 19, 2007. Please also include the disclosure required by Item 507 of Regulation S-K.

2.   We note your response to comment eight of our letter dated July 19, 2007 and we reissue the comment. In an appropriate section of the registration statement, please discuss the logistics of any acquisition in light of the 30% conversion threshold given that the 80% threshold for the value of any business interest you acquire. Please revise to discuss the additional difficulties you may have meeting the 80% threshold in light of decreased trust assets due to greater amounts of conversions than in similar blank check transactions. This appears to be a separate issue than the situation you discuss in the prospectus where the company would acquire a target business significantly in excess of 80% of the nets assets and obtain additional financing. There could be situations where additional financing would be unavailable. Please expand your discussion and add any related risk factors to the risk factors section.

3.   We note your additional disclosure on page 38 that, "We may consider any affiliates of our officers and directors as potential business combination targets." Please disclose whether the company intends to pursue a business combination(s) with a company(ies) that is affiliated with stockholders, officers and/or directors. Please disclose if any such companies have been considered. Also, in the summary, please disclose the possibility of the company entering into such an affiliated transaction and add any relevant risk factors to the risk factors section.

4.   We note the disclosure on page 3 and elsewhere that company will obtain an opinion from an unaffiliated, independent banking firm if the board is unable to independently determine the fair market value of the target business. Please disclose whether the investment banking firm will be a member of the National Association of Securities Dealers, Inc.

5.   We note the disclosure on page 3 and elsewhere that the fair market value of the target business will be determined by the board of directors. Please revise to state whether or not you anticipate that shareholders, in addition to the board of directors, will be entitled to rely on any such fairness opinion. If you anticipate that future disclosure may indicate that the investment banking firm takes the view that shareholders may not rely on the opinion, revise to address how you will consider such a view in deciding which investment banking firm to hire.

Use of Proceeds, page 27

6.   Please describe in more detail the expenses under "Working capital …."

Proposed Business, page 36

Effecting a Business Combination, page 37

Sources of Target Businesses, page 38

7.   We note your response to comments 22 and 23 of our letter dated July 19, 2007. Please describe the types of compensation or fees to your officers and directors that are customary for a transaction of this type.

Management, page 51

Other Corporate Governance Matters, page

Conflicts of Interest, page 51

8.   We note your response to comment 27 of our letter dated July 19, 2007. Please clarify whether the officers and directors, other than Mr. Miller, also have fiduciary obligations to present potential business opportunities to affiliated entities.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ethan Horowitz at (202) 551-3311 or Brian Bhandari at (202) 551-3390 if you have questions regarding the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Thomas Kluck, who supervised the review of your filing, at (202) 551-3233 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Jack Levy, Esq.
        Fax (212) 735-8708